Exhibit 15.1

Property Income Trust LLC

AUTHORIZING RESOLUTION

Series A Investor Shares

The undersigned, being the Manager of Property Income Trust LLC, a Delaware limited liability company (the “Company”), hereby adopts the following as an “Authorizing Resolution” pursuant to section 3.1 of the Limited Liability Company Agreement dated December 28, 2016 (the “LLC Agreement”):

1. Definitions. Capitalized terms that are not otherwise defined in this Authorizing Resolution shall have the meanings given to them in the LLC Agreement.

2. Authorization of Series. The Company shall have the authority to issue up to Four Million (4,000,000) Investor Shares designated as “Series A Investor Shares,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in this Authorizing Resolution.

3. Distributions.

3.1. Definitions. The following definitions shall apply for purposes of this section 3:

3.1.1. “Allocated Capital” means, for any Holder, an amount equal to the Unreturned Investment of such Holder multiplied by a fraction, the numerator of which is the Net Value of the Property that was the subject of the Capital Transaction (or the sum of Net Values, if more than one Property was the subject of the Capital Transaction) and the denominator of which is the Net Asset Value.

3.1.2. “Capital Contribution” means (i) for a Holder who acquired his, her, or its Series A Investor Shares directly from the Company, the amount paid for such Series A Investor Shares; and (ii) for a Holder who acquired his, her, or its Series A Investor Shares from another person, the amount paid by the person who originally purchased such Series A Investor Shares from the Company.

3.1.3. “Capital Transaction” means any sale, refinancing, or other transaction involving one or more Properties that is customarily considered as capital.

3.1.4. “Final Holder” means a person who is a Holder upon the dissolution and liquidation of the Company.

3.1.5. “Holder” means an Investor Member who owns Series A Investor Shares.

3.1.6. “Member Loans” has the meaning set forth in section 2.3.1 of the LLC Agreement.

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3.1.7. “Net Asset Value” has the meaning set forth in section 8.7 of the LLC Agreement.

3.1.8. “Net Value” means, for any Property, the net value of such Property used to calculate Net Asset Value.

3.1.9. “Net Capital Proceeds” means the proceeds from any Capital Transaction minus (i) the expenses the Company incurs with respect to the Capital Transaction, (ii) any repayments of debt made in connection with the Capital Transaction, (iii) brokerage commissions, and (iv) other costs customarily taken into account in calculating net proceeds.

3.1.10. “Operating Cash Flow” means the cash flow from the operations of the Company taking into account all revenue and all expense (including but not limited to debt service and the fees and charges payable to the Manager and its affiliates), and after establishing such reserves against future needs as the Manager shall determine.

3.1.11. “Property” means a property owned by the Company.

3.1.12. “Residual Value” means, for each Holder, the amount such Holder would receive if all of the assets of the Company were sold in a Capital Transaction for the values used to calculate the Net Asset Value and the Net Capital Proceeds, along any other cash or equivalents, distributed in accordance with this Authorizing Resolution.

3.1.13. “Unreturned Investment” means (i) for a Holder who acquired his, her, or its Series A Investor Shares directly from the Company, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.3; and (ii) for a Holder who acquired his, her, or its Series A Investor Shares from another person, the Capital Contribution of such Holder reduced by the aggregate amount of any distributions received pursuant to section 3.3.3 by any previous owner of such Series A Investor Shares.

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3.2. Distributions of Operating Cash Flow. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Operating Cash Flow as follows:

3.2.1. First, such Operating Cash Flow shall be used to repay any outstanding Member Loans.

3.2.2. Second, any remaining Operating Cash Flow shall be distributed:

(a) Ninety percent (90%) to the Holders; and

(b) Ten percent (10%) to the holders of the Management Shares.

3.3. Distributions of Net Capital Proceeds. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Net Capital Proceeds as follows:

3.3.1. First, such Net Capital Proceeds shall be used to repay any outstanding Member Loans.

3.3.2. Second, any remaining Net Capital Proceeds shall be distributed to the Holders until each Holder has received a full return of his, her, or its Allocated Capital from the Capital Transaction.

3.3.3. Third, any remaining Net Capital Proceeds shall be distributed:

(a) Ninety percent (90%) to the Holders; and

(b) Ten percent (10%) to the holders of the Management Shares.

3.4. Distributions Among Holders. Unless otherwise indicated, any distributions to be made to the Holders as a group, or to the holders of Management Shares as a group, shall be made pro rata based on the number of Shares owned.

4. Price. Initially, the Series A Investor Shares shall be offered to the public for Twenty-Five Dollars ($25.00) for each Series A Investor Share. The price may be increased or decreased by the Manager based on changes in the Net Asset Value.

5. Manner of Offering. Initially, the Series A Investor Shares shall be offered to the public in an offering under Tier 2 of Regulation A issued by the Securities and Exchange Commission. However, Series A Investor Shares may also be offered and sold publicly or privately in other offerings as determined by the Manager

6. Development of Redemption Plan. The Manager may, but shall not be required to, develop a written plan for the redemption of Series A Investor Shares containing such rules, requirements, and restrictions as the Manager may determine in its sole discretion.

7. Amendment of Rights. The Company shall not amend, alter or repeal the preferences, special rights, or other powers of the Series A Investor Shares so as to affect adversely the Series A Investor Shares vis-à-vis the Management Shares or any other series of Investor Shares, without the consent of the holders of a majority of the then-outstanding Series A Investor Shares.

8. Other Series. The Company may issue one or more series of Investor Shares with rights superior to those of the Series A Investor Shares, provided that Shares of such series may not be owned by the Manager or its affiliates. Without limiting the preceding sentence, the Company may issue a series of Investor Shares whose holders have the right to receive distributions before any distributions are made to the holders of the Series A Investor Shares.

9. Preemptive Rights. Holders of the Series A Investor Shares shall have no preemptive rights or other rights to subscribe or purchase additional securities of the Company.

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DATED: December 28, 2017

PROPERTY INCOME TRUST LLC

By:	PIT Manager LLC, as Manager

By
Mark A. Mascia, Manager

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